July 20, 2016

VIA EDGAR

Andrew Mew, Senior Assistant Chief Accountant

Office of Transportation and Leisure

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	SEC Comment Letter dated July 14, 2016

L.B. Foster Company

Form 10-K for the Year Ended December 31, 2015

Filed March 1, 2016

Form 10-Q for the Quarter Ended March 31, 2016

Filed May 4, 2016

Form 8-K dated May 3, 2016

File No. 000-10436

Dear Mr. Mew:

We hereby acknowledge receipt of the above referenced letter. As discussed with Melissa Gilmore on July 19, 2016, we hereby confirm that we will respond to the above referenced letter on or before August 11, 2016.

Please do not hesitate to contact the undersigned at (412) 928-3450 if you have any questions regarding this submission.

Sincerely,

By:	/s/ David J. Russo
David J. Russo
Senior Vice President,
Chief Financial Officer and Treasurer